Exhibit 99.1

Bona Reports Second Quarter 2012 Financial Results

Quarterly Net Revenue of US$20.7 Million, Up 23.9% Year-over-Year;

Quarterly Net Income of US$0.5 Million, Compared with a Loss in the Comparable 2011 Period

Non-GAAP Net Income of US$1.8 million, Up 12.7% Year-over-Year, Exceeding Guidance

BEIJING — August 23, 2012 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Financial Highlights

•                  Second quarter 2012 net revenues were US$20.7 million, an increase of 23.9% year-over-year from US$16.7 million in the second quarter of 2011.

•                  Second quarter 2012 gross profit was US$11.7 million, an increase of 48.7% year-over-year from US$7.9 million in the second quarter of 2011.

•                  Second quarter 2012 gross margin was 56.3%, compared to 46.9% in the second quarter of 2011.

•                  Second quarter 2012 net income attributable to Bona Film Group Limited was US$0.5 million, or US$0.01 per diluted ADS1, compared with a net loss attributable to Bona Film Group Limited of US$(0.9) million, or US$(0.02) per diluted ADS, in the second quarter of 2011.

•                  Second quarter 2012 non-GAAP net income2 was US$1.8 million, or US$0.03 per diluted ADS, an increase of 12.7% year-over-year, compared to non-GAAP net income of US$1.6 million, or US$0.03 per diluted ADS in the second quarter of 2011.

•                  Cash and cash equivalents, term deposits and restricted cash totaling US$29.1 million as of June 30, 2012.

•                  Cash outflow from operations totaled US$17.0 million, compared with US$6.4 million in the second quarter of 2011.

Business Updates and Recent Highlights

•                  Secured strategic investment from News Corporation following global media conglomerate’s purchase of 19.9% equity stake from founder, Chairman and CEO, Mr. Yu Dong.

•                  Signed agreement with IMAX to bring first IMAX® theater to Tianjin.

•                  Distributed three films in the second quarter, including one imported film.

•                  Opened 14th movie theater in Dongguan, Guangdong Province, on June 20, 2012, increasing the Company’s total number of screens to over 113 across the Company’s 14 theaters.

•                  Won a record 10 awards at the 31st Hong Kong Film Awards, including Bona’s third consecutive Best Picture award for critically acclaimed drama A Simple Life.

“We are pleased to report another quarter of double-digit year-over-year growth across all of our key operating metrics, with non-GAAP net income exceeding our projected range. During the second quarter, we furthered our

1 “ADS” is American depositary share. Each two ADSs represent one ordinary share.

2 As used in this press release, non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS exclude share-based compensation. See “Non- GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures” at the end of this press release.

strategy to diversify our revenue stream, growing revenues from our theater business by 100% year-over-year and 23.0% sequentially. By reducing the revenue concentration in our film distribution segment, we have made our business less susceptible to the timing of blockbuster releases,” said Bona Founder, Chairman and CEO Yu Dong. “Our focus is to continue to cultivate our leading position as a film distributor while aggressively growing our complementary business segments. This balanced approach, coupled with a strong second-half release schedule that includes our highly anticipated film, The Last Tycoon, has us firmly on track to meet our full-year objectives. Moreover, we are positioning the Company for even greater long-term success through expanded digital distribution of and the development of TV series based on films such as Flying Swords of Dragon Gate and Bodyguards and Assassins. Our television series, The King’s Battles completed shooting in the second quarter and is on track to premiere in December, and we are confident that we can replicate the success of our film productions on the small screen.

“In addition to our operational accomplishments, News Corporation’s strategic investment in our Company diversifies our ownership base and could help accelerate our longer-term global growth initiatives. We are uniquely positioned as one of China’s leading private film companies with broad reach across the country’s film industry value chain. The high quality international productions we bring to Chinese moviegoers and broad commercial appeal of our films to audiences throughout the world strengthen our brand equity as we continue to expand our vertically integrated business and work to achieve Bona’s objectives, bringing the Company to the next level of success.”

Second Quarter 2012 Financial Results

Net Revenues

	2Q12	2Q11	Y-o-Y%
Net Revenues (US$mm)	20.7	16.7	23.9%

Net revenues for the second quarter of 2012 increased 23.9% year-over-year to US$20.7 million. The increase in net revenues was primarily due to growth in the Company’s theater and exhibition business.

Net Revenues by Segment Operations

	Distribution	Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenues from External Customers (US$mm)	8.6	2.2	9.8	0.1	—	20.7
Intersegment Revenues (US$mm)	0.1	3.6	—	—	(3.7)	—
Total Net Revenues (US$mm)	8.7	5.8	9.8	0.1	(3.7)	20.7

Net revenues from distribution totaled US$8.7 million, representing a year-over-year increase of 12.7%. During the second quarter of 2012, Bona distributed three new films: Snowfall in Taipei and Seefood, and one imported film, The Three Musketeers. The Company expects to recognize the majority of box office revenue from Seefood in the third quarter, as this film was released at the end of June 2012.

Net revenues from film investment and production were US$5.8 million, mainly derived from Bona’s investments in Snowfall in Taipei, released in the second quarter of 2012, and also from Flying Swords of Dragon Gate and A Simple Life, which were released in the fourth quarter of 2011 and first quarter of 2012, respectively.

Net revenues from the movie theater segment doubled to US$9.8 million, with the increase primarily attributable to expansion in the Company’s theater and exhibition business. The Company owned and operated 14 theaters as of June 30, 2012, compared with 6 as of June 30, 2011.

Gross Profit and Gross Margin

	2Q12	2Q11	Y-o-Y%
Gross Profit (US$mm)	11.7	7.9	48.7%
Gross Margin	56.3%	46.9%	—

For the second quarter of 2012, gross profit increased 48.7% to US$11.7 million from US$7.9 million for the second quarter of 2011, with the increase primarily attributable to increased revenue contribution from Bona’s higher margin movie theater segment, resulting from the growth in the Company’s theater and exhibition business.

Segment Profit3 and Segment Margin

	Distribution	Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	5.3	0.6	5.6	0.1	11.6
As % of Total Segment Profit	46.2%	5.0%	48.1%	0.7%	100%
Segment Margin	61.3%	9.9%	56.7%	100%	55.8%

Segment margin for the distribution segment increased to 61.3% in the second quarter of 2012 from 42.2% in the second quarter of 2011, primarily as a result of the contribution from the imported film, The Three Musketeers, which carried a higher gross margin due to lower distribution costs.

Segment margin from the Company’s investment & production business was 9.9% in the second quarter of 2012, compared with a segment margin of 12.2% in the second quarter of 2011. The fluctuation in segment margin of Bona’s Investment & Production business was mainly due to the unpredictable economic performance of each film.

Operating Income and Operating Margin

	2Q12	2Q11	Y-o-Y%
Operating Expenses (US$mm)	11.6	9.5	22.5%
Operating Income (US$mm)	0.7	(1.6)	144.9%
Operating Margin	3.5%	(9.6)%	—

Total operating expenses, including participation expenses, general and administrative expenses, and sales and marketing expenses, increased 22.5% to US$11.6 million from US$9.5 million in the second quarter of 2011. The year-over-year increase in operating expenses was primarily due to:

•                  an increase in sales and marketing expenses for the promotion and advertising of the Company’s distributed films including Snowfall in Taipei, Seefood and The Three Musketeers; and

•                  an increase in general and administrative expenses related to the expansion of the Company’s movie theater business.

Second quarter 2012 operating margin improved to 3.5%, from (9.6)% in the second quarter 2011. The year-over-year increase in operating margin primarily resulted from growth in the Company’s film distribution and theater exhibition businesses.

3  Segment profit is gross profit less film participation expense by segments for the periods indicated.

Net Income and Net Income Attributable to Bona Film Group Limited per ADS

	2Q12	2Q11
Net Income (US$mm)	0.5	(0.9)
Net Income Attributable to Bona Film Group Limited per ADS (US$)	0.01	(0.02)

	2Q12	2Q11
Non-GAAP Net Income (US$mm)	1.8	1.6
Non-GAAP Net Income Attributable to Bona Film Group Limited per ADS (US$)	0.03	0.03

Excluding share-based compensation expense, non-GAAP net income for the second quarter of 2012 was US$1.8 million, an increase of US$0.2 million, or 12.7%, over non-GAAP net income of US$1.6 million in the second quarter of 2011.

Cash and Cash Flow

As of June 30, 2012, Bona had cash and cash equivalents, term deposits and restricted cash totaling US$29.1 million, compared with US$30.2 million as of December 31, 2011. Operating cash flow for the second quarter of 2012 was a net outflow of approximately US$17.0 million, compared with US$6.4 million in the second quarter of 2011. The increase in cash outflow was mainly attributable to investment and production related to certain films that are expected to be released in 2012.

Business Outlook

Based on current market and operating conditions, the Company expects non-GAAP net income for the third quarter of 2012 to be in the range of US$2.0 million to US$2.3 million.

Based on these expectations for the second half of 2012, the Company maintains its full year 2012 non-GAAP net income guidance of approximately US$22.0 million. The net income estimates are attributed to the Company’s second half distribution schedule. Full year 2012 non-GAAP net income guidance assumes an effective tax rate of 20.0% for the year, as well as high upfront costs associated with the opening of 10 to 12 greenfield cinemas in 2012.

Mr. Yu added, “We achieved a great deal in the first half of 2012 and have set the stage for even greater success ahead. We have a solid pipeline of films that will take us into 2013 and will be enhancing our business in the fourth quarter with the launch of our television series, which we believe will provide another important growth engine for Bona. We have a strong foundation, a sound growth strategy and a team in place that is capable of executing. We are excited about what the future holds for Bona and the industry as a whole, and have tremendous confidence in our ability to meet our objectives of global expansion, business growth and the creation of shareholder value.”

Second Quarter 2012 Conference Call Details

Bona management will hold the earnings conference call at 8:00 p.m. Eastern Time on Thursday, August 23, 2012 (8:00 a.m. Beijing/Hong Kong Time on Friday, August 24, 2012). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free: +1-855-500-8701

Hong Kong Toll Free: 800-903-737

China, Domestic: 400-120-0654

International: +65-6723-9385

The conference ID # is 17078799

A live and archived webcast of the earnings conference call will be available on Bona’s Investor Relations website at http://ir.bonafilm.cn/events.cfm.

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates 14 movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8412

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Non-GAAP Financial Measures

To supplement Bona’s consolidated financial results presented in accordance with GAAP, Bona uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS, which exclude share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, as a substitute for, or to be superior to the financial information prepared and presented in accordance with GAAP. In addition, Bona’s definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

Bona believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. The table appears at the end of this press release has more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

Unaudited Condensed Consolidated Statement of Operations

(in U.S. dollars, except share data)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Net revenue	20,740,560	16,742,613	64,419,579	36,001,846
Cost of revenue	9,066,347	8,892,571	31,955,978	18,785,382
Gross profit	11,674,213	7,850,042	32,463,601	17,216,464

Film participation expense	96,491	106,528	694,853	243,889
Sales and marketing	2,168,475	1,749,704	10,236,429	4,493,643
General and administrative	9,310,355	7,596,093	18,244,484	11,560,094
Total operating expenses	11,575,321	9,452,325	29,175,766	16,297,626

Government subsidies	620,804	—	620,804	220,559

Operating income (loss)	719,696	(1,602,283)	3,908,639	1,139,397

Interest income	125,140	89,286	199,447	105,009
Interest expense	(29,942)	(103,072)	(195,692)	(242,063)
Exchange (loss) gain	(242,101)	264,843	(511,413)	368,960
Other income	71,429	275,945	145,299	347,373
Investment loss	(5,584)	—	(5,584)	—
Income (loss) before income tax provision, equity in earnings (loss) of affiliated companies, and net of income taxes	638,638	(1,075,281)	3,540,696	1,718,676

Provision (benefit) for income taxes	127,728	(209,680)	708,140	335,142
Equity in earnings (loss) of affiliated companies, net of income taxes	—	(28,691)	5,604	(26,339)
Net income (loss)	510,910	(894,292)	2,838,160	1,357,195

Less: Net (income) loss attributable to the non-controlling interests	(1,924)	(12,284)	56,181	28,655

Net income (loss) attributable to Bona Film Group Limited	512,834	(882,008)	2,781,979	1,328,540

Net income (loss) attributable to Bona Film Group Limited per ADS
Basic	0.01	(0.02)	0.05	0.02
Diluted	0.01	(0.02)	0.05	0.02

Weighted average shares used in calculating net income per ordinary share
Basic	29,464,788	29,349,587	29,431,686	29,349,534
Diluted	30,144,055	29,349,587	30,026,996	29,922,284

Unaudited Condensed Statement of Consolidated Comprehensive Income

(in U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Net income (loss)	510,910	(894,292)	2,838,160	1,357,195
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(828,771)	743,162	(877,981)	1,174,412
Comprehensive income (loss)	(317,861)	(151,130)	1,960,179	2,531,607
Less: comprehensive (income) loss attribute to the non- controlling interests	(14,074)	(8,144)	43,363	35,173
Comprehensive income (loss) attributable to Bona Film Group Ltd.	(303,787)	(142,986)	1,916,816	2,496,434

Unaudited Condensed Consolidated Balance Sheets

(in U.S. dollars, except share data)

	June 30,	December 31,
	2012	2011

Cash and cash equivalents	17,867,678	20,107,349
Term deposits	6,167,777	6,038,107
Restricted cash	5,074,126	4,066,162
Accounts receivable, net of allowance for doubtful accounts	22,589,713	41,642,787
Prepaid expenses and other current assets	24,802,212	27,335,348
Amount due from related parties	473,695	1,183,083
Current deferred tax assets	15,588	15,697
Inventory	225,298	228,412
Total current assets	77,216,087	100,616,945

Distribution rights	2,875,228	3,663,966
Production costs	89,418,722	69,844,822
Prepaid film costs	7,127,584	6,340,770
Property and equipment, net	43,729,145	40,208,447
Acquired intangible assets	3,533,963	3,993,152
Non-current deferred tax assets	277,790	320,670
Long-term investments	1,294,444	150,670
Goodwill	48,160,624	48,612,487
Total assets	273,633,587	273,751,929

Accounts payable	21,644,459	27,807,118
Accrued expenses and other current liabilities	31,222,162	27,239,987
Amounts due to related parties	3,178,116	3,027,872
Income taxes payable	1,028,062	795,229
Bank borrowing	5,064,521	12,561,806
Other borrowing	5,016,161	1,831,658
Current film participation liabilities	16,856,097	16,224,219
Total current liabilities	84,009,578	89,487,889

Deferred income	957,892	1,056,676
Deferred tax liability	299,419	413,219
Total liabilities	85,266,889	90,957,784

Ordinary shares (par value of US$0.0005 per share, 85,000,000 shares authorized, 30,402,346 and 29,389,089 shares issued and outstanding as of December 31, 2011 and 30,402,346 and 29,504,266 shares issued and outstanding as of June 30, 2012.)	14,752	14,695
Additional paid-in capital	172,358,134	169,519,847
Statutory reserves	2,044,870	2,044,870
Accumulated profit	5,114,781	2,332,802
Accumulated other comprehensive income	4,571,142	5,436,305
Total Bona Film Group Limited’s equity	184,103,679	179,348,519

Non-controlling interests	4,263,019	3,445,626
Total equity	188,366,698	182,794,145

Total liabilities and equity	273,633,587	273,751,929

Unaudited Reconciliation of Non-GAAP Measures

(in U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Net income (loss)	510,910	(894,292)	2,838,160	1,357,195

Share-based compensation	1,239,116	2,447,301	2,164,291	2,599,171

Non-GAAP net income	1,750,026	1,553,009	5,002,451	3,956,366

Contact Us

In China:	In the U.S.:
Ms. Ivy Lv	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5928-3663-264	Brandi Floberg or Lee Roth
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com